UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
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United States Steel Corporation
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(Exact name of registrant as specified in its charter)

Delaware	1-16811	25-1897152
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Grant Street, Pittsburgh, PA	15219-2800
(Address of principal executive offices)	(Zip Code)
Duane Holloway
Senior Vice President, General Counsel and Chief Ethics & Compliance Officer
(412) 433-1211
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
Rule 13p-1 under the Securities Exchange Act (17 CFR 240. 13p-1) for the fiscal year ended ___.

X Rule 13q-1 under the Securities Exchange Act (17 CFR 240. 13q-1) for the reporting period from January 1, 2023 to December 31, 2023.

SECTION 2. RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01: Resource Extraction Issuer Disclosure Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

SECTION 3. EXHIBITS
Item 3.01: Exhibit

2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNITED STATES STEEL CORPORATION
(Registrant)

By:    /s/ Manpreet S. Grewal
Manpreet S. Grewal
    Vice President, Controller & Chief Accounting Officer

September 26, 2024